RealWorld.com, LLC
Statements of Cash Flow
For the years ended December 31, 2023 and 2022

	Year Ended December 31, 2023
Cash flows from operating activities:	
Net loss	$ (1,175,523)
Adjustment to reconcile net loss to net cash used in operating activities	
Equity-based compensation	1,170,000
Net cash used in operating activities	**(5,523)**
Cash flows from investing activities	
Intangible Asset	-
Net cash used in investing activities	-
Cash flows from financing activities:	
Convertible notes	-
Net cash provided by financing activities	-
Net cash increase (decrease) for period	(5,523)
Cash at beginning of period	30,845
Cash at end of year	**$ 25,322**
Supplemental disclosure of cash flow information:	
Cash paid during the period for:	
Income taxes	$ -
Interest	$ -

	Year Ended December 31, 2022
	$ (34,155)
	-
	(34,155)
	(10,000)
	(10,000)
	75,000
	75,000
	30,845
	-
	$ **30,845**
	$ -
	$ -